Exhibit 99.9

Disclosure of Transactions in Own Shares

Paris, June 17, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24,2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from June 10 to June 14, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
10/06/2024	356,729	64.612217	23,049,051.56	XPAR
10/06/2024	150,000	64.601231	9,690,184.65	CEUX
10/06/2024	20,000	64.573336	1,291,466.72	TQEX
10/06/2024	15,000	64.616080	969,241.20	AQEU
11/06/2024	337,148	64.558661	21,765,823.44	XPAR
11/06/2024	170,000	64.566557	10,976,314.69	CEUX
11/06/2024	20,000	64.467715	1,289,354.30	TQEX
11/06/2024	15,000	64.564947	968,474.21	AQEU
12/06/2024	360,080	64.209254	23,120,468.18	XPAR
12/06/2024	150,000	64.214648	9,632,197.20	CEUX
12/06/2024	20,000	64.195870	1,283,917.40	TQEX
12/06/2024	15,000	64.225298	963,379.47	AQEU
13/06/2024	366,230	62.924431	23,044,814.37	XPAR
13/06/2024	150,000	62.921175	9,438,176.25	CEUX
13/06/2024	25,000	62.913506	1,572,837.65	TQEX
13/06/2024	15,000	62.942473	944,137.10	AQEU
14/06/2024	383,698	61.536239	23,611,331.83	XPAR
14/06/2024	150,000	61.553414	9,233,012.10	CEUX
14/06/2024	20,000	61.552785	1,231,055.70	TQEX
14/06/2024	15,000	61.639090	924,586.35	AQEU
Total	2,753,885	63.546526	174,999,824.35

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).